Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Symyx Technologies, Inc. 2007 Stock Incentive Plan, as amended, the Intellichem, Inc. 2003 Stock Incentive Plan, as amended, the Symyx Technologies, Inc. 2001 Nonstatutory Stock Option Plan, the Synthematix, Inc. Amended and Restated 2000 Equity Compensation Plan and the Symyx Technologies, Inc. 1997 Stock Plan, as amended, of our reports dated May 27, 2010, with respect to the consolidated financial statements and schedule of Accelrys, Inc. and the effectiveness of internal control over financial reporting of Accelrys, Inc., included in its Annual Report on Form 10-K for the year ended March 31, 2010, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Diego, California

August 6, 2010